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                                                                EXHIBIT (3)-3(A)

                           ARTICLES OF INCORPORATION
                                       OF
                         NORTHERN POWER WISCONSIN CORP.

    The undersigned incorporator, acting as incorporator of a corporation under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes (the "WBCL"), adopts the following Articles of Incorporation for such corporation:

                                   ARTICLE I
                                      NAME

    The name of the corporation is NORTHERN POWER WISCONSIN CORP.

                                   ARTICLE II
                                    PURPOSES

    The purposes for which the corporation is organized are to engage in any lawful activity within the purposes for which a corporation may be organized under the WBCL.

                                  ARTICLE III
                                 CAPITAL STOCK

    The aggregate number of shares which the corporation shall have authority to issue is Nine Thousand (9,000) shares, consisting of Eight Thousand (8,000) shares designated as "Common Stock," of the par value of One Cent ($.01) per share, and One Thousand (1,000) shares designated as "Preferred Stock," of the par value of One Cent ($.01) per share.

    The Board of Directors shall have authority to divide the Preferred Stock into series, to issue shares of any such series and to fix and determine the relative rights and preferences of the shares of any series so established, including (i) the rate of dividend payable thereon and whether such dividend shall be cumulative, noncumulative or partially cumulative; (ii) the extent to which such dividends are payable on a parity with or in preference to the dividends payable on the shares of any other class or series of stock; (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation;
(iv) the terms and conditions on which shares may be converted into any other class or series of stock, if the shares are issued with the privilege of conversion; (v) the price at and the terms and conditions on which the shares may be redeemed; (vi) the terms or amount of any sinking fund provided for the purchase or redemption of shares; (vii) the voting rights, if any, of the holders thereof; and (viii) such other provisions as may be permitted to be fixed by the Board of Directors of the corporation pursuant to the laws of the State of Wisconsin, as in effect at the time of the creation of any such series.

                                   ARTICLE IV
                               PREEMPTIVE RIGHTS

    No holder of any stock of the corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares.

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                                   ARTICLE V
                          REGISTERED OFFICE AND AGENT

    The address of the initial registered office of the corporation is 44 East Mifflin Street, Madison, Wisconsin 53703 and the name of its initial registered agent at such address is CT CORPORATION SYSTEM.

                                   ARTICLE VI
                                  INCORPORATOR

    The name and address of the incorporator is Trevor S. Norwitz, 51 West 52nd Street, New York, N.Y. 10019.

    Executed this 26th day of April, 1995.

                                          _________/s/_TREVOR S. NORWITZ________
                                                    Trevor S. Norwitz

This document was drafted by:
Ivan G. Farman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, N.Y. 10019